UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Disclaimer: This is a free translation of the original text in Spanish for information purposes only. In the event of any discrepancy, the Spanish original will prevail.

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT EVENT

BBVA hereby communicates information relating to the free-of-charge capital increase resolved by the Ordinary General Meeting of BBVA shareholders held on March 15, 2013, under agenda item fourth, section 4.1, by which a system of flexible shareholder remuneration called “Dividend Option” is to be instrumented. Accompanying this relevant event notice is an information document describing the free-of-charge capital increase for purposes of article 26.1.e) of Royal Decree 1310/2005 of November 4.

Madrid, April 3, 2013

Disclaimer: This is a free translation of the original text in Spanish for information purposes only. In the event of any discrepancy, the Spanish original will prevail.

INFORMATION DOCUMENT

CAPITAL INCREASE CHARGED TO VOLUNTARY RESERVES

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

April 3, 2013

THIS DOCUMENT HAS BEEN PREPARED IN ACCORDANCE WITH ARTICLE 26.1.E) OF ROYAL DECREE 1310/2005 OF NOVEMBER 4.

Disclaimer: This is a free translation of the original text in Spanish for information purposes only. In the event of any discrepancy, the Spanish original will prevail.

1.	INTRODUCTION

The ordinary general shareholders’ meeting of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA” or the “Bank”) held on March 15, 2013 resolved, under item 4.1 of the fourth point of its agenda, to increase the share capital of BBVA, with full charge to voluntary reserves, in an amount to be determined in accordance with the terms and conditions set out in the resolution (the “Capital Increase”), delegating the execution of the Capital Increase to the Board of Directors of BBVA pursuant to article 297.1.a) of Royal Legislative Decree 1/2010, of 2 July, by means of which the consolidated Spanish Capital Corporations Law was passed (the “Spanish Capital Corporations Law”).

This information document (the “Information Document”) has been issued in accordance with article 26.1.e) of Royal Decree 1310/2005, of November 4, which provides that the preparation and publication of a prospectus related to the admission to listing of the shares issued as a consequence of the execution of the Capital Increase will not be necessary “provided that a document is made available containing information on the number and nature of the shares and the reasons for and details of the offer”. This Information Document is available on the CNMV’s website (www.cnmv.es) and the Bank’s website (www.bbva.com).

2.	PURPOSE OF THE FREE CAPITAL INCREASE: “THE DIVIDEND OPTION” PROGRAM

The Capital Increase serves as an instrument for the implementation of the shareholder remuneration program named “Dividend Option”, which permits shareholders the opportunity to elect to receive newly-issued BBVA shares or cash equivalent to the traditional complementary dividend.

The Dividend Option program is similar to other programs implemented by other international banks. With it, shareholders benefit from more flexibility, since they will be able to adapt their remuneration to their preferences and personal situation.

The Dividend Option program works as follows.

Each shareholder will receive a free allotment right for every BBVA share held at a certain record date. These rights will be listed and may be traded on the Spanish Stock Exchanges during a fifteen calendar day period. Following the end of this period, the rights will be automatically converted into newly-issued BBVA shares.

Under the Dividend Option program, each shareholder may opt for one of the following alternatives:1

[1]	Special arrangements apply to BBVA shareholders who hold their shares in the form of ADSs. Please see section 5.

Disclaimer: This is a free translation of the original text in Spanish for information purposes only. In the event of any discrepancy, the Spanish original will prevail.

(i)	Receive new BBVA shares. In this case, the shareholder will receive free-of-charge the number of new shares corresponding to the number of rights held. The delivery of shares will not be subject to Spanish withholding tax.

(ii)	Receive a cash payment equivalent to the traditional complementary dividend. To this end, BBVA will assume an irrevocable undertaking to acquire the free allotment rights for a fixed price during the first ten calendar days of the period during which the rights will be tradable, which is expected to take place from April 8 to April 17, both inclusive. This option is granted exclusively to the shareholders of BBVA who have such condition at the time the free allotment rights are allocated (which is expected to occur at 23:59 Madrid time on April 5, 2013) and only in connection with the free allotment rights which are originally allocated to them at such time; accordingly, this option will not be available in respect of any free allotment right acquired through a market purchase. This option will be subject to the same tax treatment as a dividend distribution and, therefore, the amount to be paid to the shareholders will be subject to a 21% Spanish withholding tax deduction.

(iii)	Receive a cash payment through selling rights on the market. Given that the rights will be listed, shareholders may sell them on the market at any time during the trading period described in section 3.4 below at the prevailing market price rather than at the guaranteed price offered by BBVA. The proceeds for the on the market sale will not be subject to Spanish withholding tax.

Additionally, shareholders will be able to combine the above mentioned alternatives in view of their preferences.

Shareholders who do not make an election will receive the number of new shares corresponding to them.

3.	DETAILS OF THE OFFER

3.1.	Number of shares to be issued, and number of rights necessary

BBVA’s Board of Directors, at its April 3, 2013 meeting, approved the execution of the Capital Increase on the terms approved by the ordinary general shareholders’ meeting of BBVA held on March 15, 2013, under item 4.1 of the fourth point of the agenda.

Pursuant to the formulas provided for in the resolution of BBVA’s ordinary general shareholders’ meeting, the Board of Directors of the Bank has established the terms of the Capital Increase as follows:

(i)	The number of new shares to be issued as a consequence of the execution of the Capital Increase (“New Shares”) will be 97,300,884 New Shares. Accordingly, the aggregate nominal value of the Capital Increase will be € 47,677,433.16, which is the product of multiplying the number of New Shares (97,300,884) by the nominal value of €0.49 per New Share.

Disclaimer: This is a free translation of the original text in Spanish for information purposes only. In the event of any discrepancy, the Spanish original will prevail.

The number of New Shares to be issued is the result of applying the formulas provided for in the applicable resolution adopted by the ordinary general shareholders’ meeting of BBVA held on March 15, 2013, under item 4.1 of the fourth point of its agenda, considering that the number of old shares outstanding is 5,448,849,545 (“NOS”), that the reference market value is € 670,000,000 (“RMV”) and that the reference price is € 6.869 (“reference price” or “RP”).2 On this basis:

(a)	The number of rights to be assigned (“rights to be assigned” or “NAR”) is 56, in accordance with the formula in the shareholders’ resolution (rounded up to the nearest whole number):

NAR	= RP x NOS / RMV = 6.869 x 5,448,849,545 / 670,000,000 = 56

(b)	The number of New Shares to be issued is 97,300,884, in accordance with the formula in the shareholders’ resolution (rounded down to the nearest whole number):

New	Shares = NOS / NAR = 5,448,849,545 / 56 = 97,300,884

Notwithstanding this, the number of New Shares actually issued and, as a result, the nominal value of the Capital Increase, may be less than the foregoing depending on the number of rights acquired by the Bank pursuant to its undertaking to acquire the free allotment rights for a fixed price. BBVA will waive the free allotment rights acquired pursuant to such undertaking. As a result, only those New Shares corresponding to the free allotment rights which have not been acquired by BBVA pursuant to its undertaking will be issued.

The New Shares will be issued at their nominal value of forty-nine euro cents (€0.49) per New Share, without issuance premium.

(ii)	The number of rights necessary to receive one New Share is 56.

BBVA shareholders who appear as such in the book-entry registries of Sociedad de Gestión de los Sistemas de Registro,

[2]

The Reference Price corresponds to the arithmetic mean of the weighted average prices of BBVA’s shares on the Spanish SIBE electronic trading platform over the five trading sessions immediately prior to April 3, 2013, the date that BBVA’s Board of Directors resolved to effect the Capital Increase, rounded to the nearest thousandth of a euro and, in the case of a half of a thousandth of a euro, the immediately higher thousandth of a euro.

Disclaimer: This is a free translation of the original text in Spanish for information purposes only. In the event of any discrepancy, the Spanish original will prevail.

Compensación y Liquidación de Valores, S.A.U. (“Iberclear”) at 23:59 Madrid time on the day of publication of the announcement of the Capital Increase in the Official Bulletin of the Commercial Registry (“Boletín Oficial del Registro Mercantil”) (envisaged for April 5, 2013) will receive a free allotment right for each BBVA share held at that time. Consequently, such shareholders will have a right to receive one New Share for each 56 shares held by them on such date.

To ensure that all free allotment rights are effectively exercisable and that the number of New Shares to be issued is a whole number, BBVA has renounced 41 rights corresponding to 41 shares held as treasury shares.

3.2	Fixed price of the undertaking to acquire the free allotment rights

The fixed purchase price of each freely allotted right assumed by BBVA is €0.121 per right, in accordance with the formula included in point 6, section 4.1 of the shareholders’ resolution adopted pursuant to agenda item 4 of the general shareholders’ meeting held on March 15, 2013 (rounded to the nearest thousandth of a euro and, in the case of a half of a thousandth of a euro, the immediately higher thousandth of a euro):

Purchase price = RP / (NAR +1) = 6.869 / (56 + 1) = € 0.121

Accordingly, shareholders who wish to receive a dividend in cash can sell their rights to BBVA at a gross fixed price of € 0.121 per right.

BBVA’s undertaking to acquire rights at this fixed price will be in effect from the first trading day of the rights, which is expected to take place on April 8, 2013 through April 17, 2013, both inclusive.3

3.3.	Calendar

The expected calendar4 for the execution of the Capital Increase is the following:

•	April 5, 2013 (23:59 Madrid time): Record date for allocation of rights.

•	April 8, 2013: Rights trading period begins in Spain.

•	April 17, 2013: Deadline for exercising the undertaking to acquire rights assumed by BBVA on the terms set forth above.

•	April 22, 2013: Rights trading period ends.

[3]	Special arrangements apply to BBVA shareholders who hold their shares in the form of ADSs. Please see section 5.
[4]	This schedule is tentative and may vary on the overseas exchanges where BBVA is traded. Please see section 5.

Disclaimer: This is a free translation of the original text in Spanish for information purposes only. In the event of any discrepancy, the Spanish original will prevail.

•	April 25, 2013: Date of payment to shareholders who have exercised the undertaking to acquire rights assumed by BBVA.

•	April 30, 2013: New Shares allocated to shareholders.

•	May 2, 2013: Initiation of ordinary trading of the New Shares on the Spanish stock exchanges[5], subject to obtaining all necessary authorizations.

3.4.	Allotment of rights and procedure to opt for cash or New Shares

The free allotment rights will be allotted to the shareholders of BBVA who appear as such in the book-entry registries of Iberclear at 23:59 Madrid time on the day of publication of the announcement of the Capital Increase in the Official Bulletin of the Commercial Registry (“Boletín Oficial del Registro Mercantil”) (envisaged for April 5, 2013). The trading period of the rights will begin on the next trading day and will have a term of fifteen calendar days (envisaged from April 8 to April 22, 2013, both inclusive).

During the trading period of the rights, the shareholders may opt to receive cash or New Shares as explained above, as well as for acquiring in the market free allotment rights sufficient and in the necessary proportion to subscribe for New Shares.

However, those shareholders who wish to exercise the undertaking to acquire rights assumed by BBVA and receive cash at the fixed price will need to communicate their decision no later than April 17, 2013. This option is granted exclusively to the shareholders of BBVA who have such condition at the time the free allotment rights are allocated (which is expected to occur at 23:59 Madrid time on April 5, 2013) and only in connection with the free allotment rights which are originally allocated to them at such time; accordingly, this option will not be available in respect of any free allotment right acquired through a market purchase.

In the absence of a timely express communication of such decision, shareholders will receive New Shares.

To choose among the alternatives offered by the “Dividend Option” program, shareholders will have to contact the entities where their BBVA shares and corresponding free allotment rights are deposited. Specifically:

(i)	Shareholders whose shares are deposited at BBVA Group entities. Shareholders who wish to give instructions will have to give the relevant order. In the absence of an express communication, shareholders will receive New Shares and, if applicable, the proceeds of the liquidation in the market of any rights not-exercisable into a whole New Share.

[5]	We will also seek admission to trading in foreign stock exchanges where BBVA is currently listed.

Disclaimer: This is a free translation of the original text in Spanish for information purposes only. In the event of any discrepancy, the Spanish original will prevail.

BBVA shall not charge any fees or costs to those shareholders who opt to receive cash at the guaranteed fixed price or to receive New Shares. In case of sale of the rights on the market, BBVA shall charge the usual fees or costs pursuant to the applicable regulations.

(ii)	Shareholders whose shares are deposited with other entities. These shareholders will have to contact the entity where their shares and rights are deposited to make their decision.

The depository entities may charge shareholders fees or costs related to the allotment of New Shares or the sale of rights pursuant to the applicable regulations.

The Capital Increase is carried out free of fees and costs for shareholders in connection with the allotment of the New Shares, with the Bank assuming the costs for the issue, subscription, placing on the market, admission to listing and other related costs.

4.	NATURE OF THE SHARES TO BE ISSUED

4.1.	Par value, issue price and representation of the New Shares

The New Shares to be issued in the Capital Increase will be ordinary shares with a par value of €0.49 each, of the same class and series as those currently outstanding.

The New Shares will be issued at an issue price of €0.49, which is, without issuance premium, and will be represented in book-entry form, the records of which will be kept by Iberclear and its participant entities.

4.2.	Reserves to which the shares will be charged and balance sheet used for the Capital Increase

The Capital Increase is free of charge and, therefore, does not require any payment from the shareholders. The Capital Increase will be charged entirely to freely distributable reserve named voluntary reserves, derived from retained earnings, which amounted to €6,154,647,109.12 as of December 31, 2012.

The balance sheet used for purposes of the Capital Increase is that corresponding to December 31, 2012, duly audited by Deloitte, S.L. as of February 4, 2013 and approved by the ordinary general shareholders’ meeting on March 15, 2013 under the first item of its agenda.

4.3.	Shares in deposit

Following the end of the trading period of the free allotment rights, the New Shares that have not been capable of being allotted due to causes not attributable to BBVA will be kept in deposit and available to whomever evidences lawful ownership of the relevant free allotment rights.

Disclaimer: This is a free translation of the original text in Spanish for information purposes only. In the event of any discrepancy, the Spanish original will prevail.

Three years after the end of the free allotment rights trading period, the shares still pending to be allotted may be sold at the risk and expense of the interested parties in accordance with article 117 of the Spanish Capital Corporations Law. The net proceeds of the sale will be deposited in the Bank of Spain or in the General Deposit Bank (Caja General de Depósitos) at the disposal of the interested parties.

4.4.	Rights of the New Shares

The New Shares will confer economic rights upon their holders from the date on which the capital increase is registered in the accounting records of Iberclear.

4.5.	Admission to listing

The Bank will apply for the listing of the New Shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through the Spanish SIBE electronic trading platform, and shall take the steps and actions that may be necessary with the competent bodies of the foreign stock exchanges on which BBVA shares are traded (currently London, Mexico and, through ADSs (American Depositary Shares), the New York Stock Exchange and the Lima Stock Exchange, by virtue of the agreement among such exchanges) in order for the New Shares issued under the Capital Increase to be admitted to trading. Subject to the granting of the relevant authorizations, it is expected that the ordinary trading of the New Shares on the Spanish Stock Exchanges will begin on May 2, 2013.

4.6	Tax matters

In general, and pursuant to the criteria stated by the Tax Department (Dirección General de Tributos) in answer to several binding queries, the applicable tax regime in Spain for shareholders is as follows:

For tax purposes the distribution of the New Shares created by the Capital Increase will be treated as a delivery of released shares and therefore they will not be considered as income for the purpose of Spanish income-tax (IRPF), company income tax (IS) or income tax on non-residents (IRNR), regardless of whether the latter have a permanent establishment in Spain.

The purchase value of New Shares received as a consequence of the Capital Increase or of the shares from which they originate shall be the total cost divided by the number of shares whether old or newly released. The acquisition date of such released shares shall be the same as those from which they originate.

Disclaimer: This is a free translation of the original text in Spanish for information purposes only. In the event of any discrepancy, the Spanish original will prevail.

If shareholders sell the free allotment rights on the market, the amount obtained from the transfer of such rights will be subject to the following taxes:

•

In the case of IRPF and IRNR and if the transaction is carried out without the mediation of a permanent establishment, the amount obtained from the transfer of free allotment rights on the market will receive the same treatment as pre-emptive subscription rights. Therefore the amount obtained from the transfer of free allotment rights reduces, for tax purposes, the acquisition value of the shares from which such rights originated in accordance with article 37.1.a of Law 35/2006, November 28, on personal income tax.

Thus if the amount obtained in the transfer exceeds the acquisition value of the shares from which they originate then the difference will be considered a capital gain of the transferor in the tax period in which the transfer takes place.

•

In the case of company tax (IS) and the IRNR, when the transaction entails mediation of a permanent establishment in Spain, in so far as it completes a complete mercantile cycle, tax will be payable in accordance with the applicable rules.

If holders of free allotment rights decide to exercise the BBVA undertaking to acquire the rights for cash, the tax treatment of the amount obtained in the transfer to the Bank of the free allotment rights received as a shareholder, will be equivalent to the tax on dividends distributed directly in cash and therefore subject to the corresponding withholding tax (21%).

5.	FOREIGN JURISDICTIONS WHERE BBVA SHARES ARE LISTED

The options, terms and procedures indicated in this Information Document may not be the same in respect of BBVA shares listed outside Spain, including in the form of BBVA ADSs. Shareholders holding such shares should consult the public announcements made and other documents published in the relevant jurisdictions.

* * *

Banco Bilbao Vizcaya Argentaria, S.A.

P.p.

Erik Schotkamp

Disclaimer: This is a free translation of the original text in Spanish for information purposes only. In the event of any discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 3, 2013	By: /s/ Erik Schotkamp
Name: Erik Schotkamp
Title: Capital and Funding Management Director